Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Statement of Financial Condition
As of December 30, 2023

(With Report of Independent Registered Public Accounting Firm)

Filed as PUBLIC information pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/31/22 (MM/DD/YY) AND ENDING 12/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Davy Securities Unlimited Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Davy House, 49 Dawson Street, Dublin 2, Ireland
(No. and Street)

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allison Connolly	+353(1)6148730	allison.connolly@davy.ie
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK LLC
(Name – if individual, state last, first, and middle name)

333 W. Wacker Driver, 6th floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison Connolly _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Davy Securities Unlimited Company _____, as of 12/30 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SWORN before me, Thomas Barry, Notary Public, commissioned for life by the Chief Justice and President of the Supreme Court of Ireland at at 49 Dawson Street, Dublin 2, this 26th February 2024 by the said Allison Siobhan Connolly, whose identity has been established by the production to me of passport no. PQ6590001 issued on 28 Nov 2016 by the authority of Ireland.



Notary Public

THOMAS BARRY
Notary Public
11 St. Stephen's Green. Dublin 2
Ireland
Tel: 01 6773434
Commissioned for Life

Signature:

Title:
Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Davy Securities Unlimited Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Davy Securities Unlimited Company (the "Company") as of December 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 26, 2024

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Statement of Financial Condition (In U.S. Dollars)
As of December 30, 2023

Assets:	
Cash and cash equivalents	**$ 6,824,693**
Other assets	**8,444**
Total assets	**$ 6,833,137**
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 12,967**
Payable to affiliates	**544,060**
Corporation tax payable	**25,084**
Total liabilities	**$ 582,111**
Stockholder's equity:	
Common stock: €1 ($1.163) par value: Authorized, 5,000,000 shares issued, and outstanding, 3,400,000 shares	**$ 3,955,228**
Retained earnings	**2,528,521**
Accumulated other comprehensive loss	**(232,723)**
Total stockholder's equity	**$ 6,251,026**
Total liabilities and stockholder's equity	**$ 6,833,137**

The accompanying notes are an integral part of this financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of
Davy Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davy Securities ("the Company") as of December 30, 2023, and the related income and comprehensive income, changes in stockholder's equity and cash flows for the year ended, and the related notes to the financial statements (collectively, the financial statement). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit we required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Notes to the Financial Statement

1 Organization and description of the business

Davy Securities Unlimited Company ("Davy Securities" or the "Company") commenced trading during the year ended December 31, 2006. Davy Securities is regulated by the Central Bank of Ireland ("CBI"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). Its business encompasses the distribution of research services through the 15a-6 model, the accepting of orders from major U.S. institutional investors, and passing those orders onto its affiliate, J & E Davy Unlimited Company ("Davy"), a foreign broker-dealer which is a member of the Euronext Dublin and London Stock Exchange ("LSE") and is authorized by the CBI under the Stock Exchange Act 1995. J & E Davy Unlimited Company reports these executed trades to the relevant stock exchange. Davy Securities executes the client order with J & E Davy Unlimited Company which in turn will execute the order with a member of the relevant stock exchange or a market maker.

The Company is exempt from Rule 15c3-3 of the SEC under exemption (k)(2)(i) and met all identified exemption provisions during the most recent fiscal year.

Davy Securities is a wholly owned subsidiary of J & E Davy Holdings Unlimited Company. The ultimate parent company and controlling party of Davy Securities is Bank of Ireland Group plc ("BoIG"), a company incorporated in Ireland.

2 Summary of significant accounting policies

Basis of preparation

This financial statement were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates and assumptions

The preparation of the financial statement in accordance with U.S. GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents at financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents.

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Notes to the Financial Statement

2   Summary of significant accounting policies *(continued)*

Accounts receivable

Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC") 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortised cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets amortised cost basis. Changes in the allowance for credit losses are reported in the Credit Loss expense. No allowance was deemed necessary as of December 30, 2023 or December 30, 2022.

Revenue recognition

Brokerage commissions. The Company handles, as agent only, buy and sell trades in securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the execution is reported to the client). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission rates are negotiated between the Company and the customer at the time of the trade and is dependent on the transaction.

Research fees. The Company provides research services as requested by clients. The Company believes that the performance obligation is satisfied upon confirmation from the client that value was obtained from the research provided. Fees are negotiated between the client and the Company and are ultimately determined by the client based on value attributed to research services received. Due to the withdrawal of the U.S. Securities and Exchange Commission no-action letter, the Company no longer receives research revenue subsequent to July 2023.

There were no accounts receivable or deferred revenue balances associated with contracts from customers at December 30, 2023 or December 30, 2022, respectively.

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Notes to the Financial Statement

2 Summary of significant accounting policies *(continued)*

Foreign currencies

The Company's functional currency is the euro. Monetary assets and liabilities denominated in foreign (non euro) currencies are translated into euros using exchange rates prevailing at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates.

For presentation purposes, the financial statement has been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into U.S. dollars using exchange rates prevailing at the end of the period (1 U.S. dollar = 0.9052 euro). Stockholder's equity balances have been translated into U.S. dollars using historical exchange rates. Revenues and expenses are translated into U.S. dollars using the average rate for the period (1 U.S. dollar = 0.9253 euro). Such translations should not be construed as representations that the functional currency amounts represent, have been, or could be converted into U.S. dollars at that or any other rate. Adjustments arising from translation into the presentation currency, U.S. dollars, are recognized in accumulated other comprehensive loss, a component of stockholder's equity, the currency translation account within stockholder's equity.

Income taxes

The Company accounts for income tax in accordance with ASC 740 – Income Taxes. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognised in the financial statement, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognises the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax purposes meeting the more likely than not threshold, the amount recognised in the financial statement is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Irish tax authorities retain the right to examine prior year's tax computations.

The Company did not have any uncertain tax positions for the year ended December 30, 2023.

Davy Securities Unlimited Company
(a wholly owned subsidiary of J & E Davy Holdings Unlimited Company)

Notes to the Financial Statement

3 Commitments and contingent liabilities

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effect of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote.

4 Related party transactions

Included in general and administrative in the Statement of Operations and Comprehensive Loss are corporate expenses, which include direct costs, overheads and departmental re-allocations (including exchange fees, staff costs, communication charges and head office charges for support services such as compliance and finance). Corporate expenses are allocated to the Company by J & E Davy Unlimited Company based on direct usage, headcount or volume depending on the source of the expense. All direct expenses (including audit fees, regulatory levies and professional fees) are paid by J & E Davy Unlimited Company and charged through the inter-company account to Davy Securities. As of December 30, 2023, an amount of $532,680 was included in payable to affiliates relating to J & E Davy Unlimited Company, while $11,380 related to Davy Property Leasing.

5 Net capital requirements

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate indebtedness in the reserve computation.

At December 30, 2023 the Company had net capital of $6,242,582, which was $5,992,582 in excess of its required net capital of $250,000.

6 Income tax

The Irish statutory tax rate is 12.5% for trading income and 25% for non-trading income.

The currency translation adjustment recorded in accumulated other comprehensive income within stockholder's equity has no tax consequences for the Company as it arises on the translation of balances from the functional currency (euro) into the presentational currency (U.S. dollar).

There was no deferred taxation as of December 30, 2023.

Notes to the Financial Statement

7 Concentration of credit risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of major U.S. institutional investors. Davy Securities passes all secondary market orders to its affiliate, J & E Davy for execution and processing. Any orders that are executed are settled on a Receive versus Payment/Delivery versus Payment basis, thereby reducing the exposure and consequently the credit risk to Davy Securities. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

8 Subsequent events

The Company has evaluated subsequent events for potential recognition and or disclosure through the date that this financial statement was issued.